Exhibit 99.6

SIBANYE GOLD LIMITED ADS RIGHTS CERTIFICATE NOT EXERCISABLE AFTER 5:00 P.M. ON JUNE 6, 2017

Unless stated to the contrary, capitalized terms used herein shall bear the same meaning as those defined in the Prospectus Supplement, dated May 18, 2017. This certifies that the person whose name and address appears above, or registered assigns, is the registered holder of the number of ADS Rights set forth above. Each ADS Right entitles its registered holder to purchase from Sibanye Gold Limited (the “Company”) at any time prior to 5:00 P.M. (New York City time) on June 6, 2017, at the designated office of The Bank of New York Mellon, as rights agent (the “Rights Agent”) set forth below, one American depositary share (each, ADSs “New ADS”), each New ADS representing four ordinary shares of the Company (“Shares”), for $3.43 per ADS. Subscribing holders will be required to deposit with the Rights Agent $3.48 (the “Deposit Amount”) for each New ADS subscribed for, which is the ADS subscription price plus the ADS issuance fee of $0.05 per New ADS. In addition, the registered holder may offer to subscribe for additional New ADSs in excess of the number of ADSs that such registered holder is entitled to purchase. Following the expiration of the subscription period in connection with the Share rights offering, to the extent unsubscribed Shares are reoffered to the Depositary as a result of unexercised share rights, each registered holder will be allocated additional New ADSs in proportion to the number of additional New ADSs for which such registered holder offered to subscribe. ADS Rights may be exercised by presenting this ADS Rights Certificate to the Rights Agent with the “Form of Election to Purchase” duly completed and signed. Payment of the Deposit Amount must be made by certified or official bank check payable to The Bank of New York Mellon.

This ADS Rights Certificate is subject to all of the terms, provisions and conditions of the Company’s rights offer, as described in the Company’s prospectus dated April 17, 2017, as supplemented by the Company’s Prospectus Supplement dated May 18, 2017 (together, the “Prospectus”).

This ADS Rights Certificate, with or without other ADS Rights Certificates, upon surrender at the designated office of the Rights Agent, may be exchanged for another ADS Rights Certificate or ADS Rights Certificates evidencing the same number of ADS Rights as the ADS Rights Certificate or ADS Rights Certificates surrendered. A transfer of the ADSs Rights evidenced hereby may be registered upon surrender of this ADS Rights Certificate at the designated office of the Rights Agent by the registered holder in person or by a duly authorized attorney, properly endorsed or accompanied by proper instruments of transfer, a signature guarantee, and such other and further documentation as the Rights Agent may reasonably request and duly stamped as may be required by the laws of the State of New York and of the United States of America.

This ADS Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by an authorized signatory of the Rights Agent.

WITNESS the facsimile signature of a proper officer of the Company

SIBANYE GOLD LIMITED

By:
Name:
Title:

Dated:
Countersigned:

THE BANK OF NEW YORK MELLON, as Rights Agent

By:
Authorized signatory

TO EXERCISE OR TRANSFER ADS RIGHTS, COMPLETE THE FORM OF ELECTION TO PURCHASE OR ASSIGNMENT FORM ON THE REVERSE OF THIS CERTIFICATE, AS APPLICABLE, AND THEN SIGN HERE AND IN THE CASE OF AN ASSIGNMENT ONLY, ATTACH A MEDALLION SIGNATURE GUARANTEE.

Holder ID	COY	Class	Qty of ADS Rights	ADS Rights Cer #	CUSIP
123456789	XXXX	Subscription Rights	XXX.XXXXXX	12345678	825724115

Signature of Owner and U.S. Person for Tax Certification	Signature of Co-Owner (if more than one registered holder listed)	Date (mm/dd/yyyy)

1 2 3 4 5 6 7 8	C L S	X R T 2	C O Y C

02F4KE

(JOINT OWNERS SHOULD EACH SIGN. IF SIGNING AS EXECUTOR, ADMINISTRATOR, ATTORNEY, TRUSTEE OR GUARDIAN, GIVE YOUR TITLE AS SUCH. IF A CORPORATION, SIGN IN THE FULL CORPORATE NAME BY AN AUTHORIZED OFFICER. IF A PARTNERSHIP, SIGN IN THE NAME OF AN AUTHORIZED PERSON.)

THIS ADS RIGHTS CERTIFICATE MUST BE RECEIVED BY THE RIGHTS AGENT, TOGETHER WITH PAYMENT IN FULL, BY 5:00 P.M., NEW YORK CITY TIME, ON JUNE 6, 2017. FAILURE TO SUBMIT THIS ADS RIGHTS CERTIFICATE TO THE RIGHTS AGENT BY THAT TIME WILL RESULT IN A FORFEITURE OF YOUR ADS RIGHTS. ANY SUBSCRIPTION FOR ADSs IN THIS RIGHTS OFFERING IS IRREVOCABLE.

COMPLETE THE FORM OF ELECTION TO PURCHASE OR THE ASSIGNMENT FORM BELOW, AS APPLICABLE. ANY IMPROPERLY COMPLETED OR UNEXECUTED ADS RIGHTS CERTIFICATE MAY CAUSE THE RIGHTS AGENT IN ITS SOLE DISCRETION TO REJECT SUCH ADS RIGHTS CERTIFICATE. IF YOU HAVE ANY QUESTIONS, CONTACT THE INFORMATION AGENT AT (800) 322-2885.

FORM OF ELECTION TO PURCHASE

THE REGISTERED HOLDER OF THIS ADS RIGHTS CERTIFICATE IS ENTITLED TO EXERCISE THE NUMBER OF ADS RIGHTS SHOWN IN THE UPPER RIGHT HAND CORNER OF THE OTHER SIDE OF THIS CARD AND MAY OFFER TO SUBSCRIBE FOR ADDITIONAL ADSs UPON THE TERMS AND CONDITIONS SPECIFIED IN THE PROSPECTUS.

The undersigned hereby notifies the Rights Agent of its irrevocable election to subscribe for New in the following amounts:

1.                  New ADSs to be purchased pursuant to exercise of ADS Rights.

2.  Up to                additional New ADSs to be subscribed for following the reoffering of unsubscribed Shares, as described in the Prospectus.

Enclosed is a certified or official bank check in the amount of $                     , representing the Deposit Amount of $3.48 per New ADS multiplied by the total number of New subscribed for or sought. This subscription is subject to the terms and conditions specified in the Prospectus. I hereby acknowledge receipt of the Prospectus.

Sign on the front of this Certificate

TO BE EXECUTED ONLY BY NON-UNITED STATES RESIDENTS: I hereby certify that the foregoing subscription for New has been effected in accordance with the applicable laws of the jurisdiction in which I reside.

Signature of subscriber:

ASSIGNMENT FORM

(To be executed by the registered holder if such holder desires to register a transfer of ADS Rights)

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto

Name:

Address:                        the ADS Rights evidenced hereby, and does hereby irrevocably constitute and appoint                  attorney to transfer those ADS Rights on the books of the Company, with full power of substitution in the premises.

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

Sign on the front of this Certificate

NOTICE

The signature to the foregoing assignment must correspond to the name as written upon the face of this ADS Rights Certificate in every particular, without alteration or enlargement or any change whatsoever. In the case of an assignment, (but not an exercise), signatures must be guaranteed by a financial institution that is a participant in the Security Transfer Agents Medallion Program, the Stock Exchange Medallion Program or the New York Stock Exchange, Inc. Medallion Signature Program.

THE ADS RIGHTS OFFERING HAS BEEN REGISTERED, QUALIFIED OR IS BELIEVED TO BE EXEMPT FROM QUALIFICATION (AS APPLICABLE) ONLY UNDER THE FEDERAL LAWS OF THE UNITED STATES AND THE LAWS OF THE STATES IN THE UNITED STATES. RESIDENTS OF OTHER JURISDICTIONS MAY NOT PURCHASE THE SECURITIES OFFERED HEREBY UNLESS THEY CERTIFY THAT THEIR PURCHASES OF SUCH SECURITIES ARE EFFECTED IN ACCORDANCE WITH THE APPLICABLE LAWS OF SUCH JURISDICTIONS.

Please complete all applicable information and return to the Rights Agent at one of the addresses below.
This is for your immediate attention and response. Overnight courier is recommended.

By Mail:	By Overnight Delivery:	For Assistance Please Contact:
The Bank of New York Mellon	The Bank of New York Mellon	MacKenzie Partners, Inc.
Voluntary Corporate Actions Suite V	Voluntary Corporate Actions Suite V	(800) 322-2885
P.O. Box 43031	250 Royall Street
Providence, RI 02940-3031	Canton, MA 02021